U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                     SVM Star Ventures Management GmbH No. 3
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                                Possartstrasse 9
                                    D-81679
--------------------------------------------------------------------------------
                                    (Street)

                                Munich, Germany
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                February 1, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Telaxis Communications Corporation         TLXS
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                               489,426*                  D                    (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                               517,992*                  D                    (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             1,111,111*                  D                    (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                91,963*                  D                    (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                               583,724*                  D                    (5)
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Warrant                  4/15/99    7/30/07         Common Stock           20,000        $1.00          D              (6)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  7/16/99    7/30/07         Common Stock           20,000        $1.00          D              (7)
====================================================================================================================================

Explanation of Responses:

* Reflects the automatic 2 for 1 conversion of preferred stock into common stock upon the closing of the initial public offering.

(1) Shares held by SVM Star Ventures Management GmbH No. 3. SVM Star Ventures Management GmbH No. 3 manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership, SVE Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Betelligungs KG Nr. 2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership, and Star Growth Enterprise, a German Civil Law Partnership. Dr. Barel is sole director of SVM Star Ventures Management GmbH No. 3, and may be deemed to be the beneficial owner of the shares reflected on this Form 3, but Dr. Barel expressly disclaims beneficial ownership of all shares except for 22,222 shares held in trust by SVM Star Ventures Management GmbH No. 3 for the benefit of Dr. Barel.

(2) Shares held by SVE Star Ventures Enterprises No. V. This filing made by SVE Star Ventures Enterprises No. V shall not be deemed an admission that it is, for purposes of Section 16 or otherwise, the beneficial owner of all the equity securities covered by the statement.

(3) Shares held by Star Growth Enterprise. This filing made by Star Growth Enterprise shall not be deemed an admission that it is, for purposes of
     Section 16 or otherwise, the beneficial owner of all the equity securities covered by the statement.

(4)  Shares  held by SVE Star  Ventures  Managementgesellschaft  mbH Nr. 3 & Co.
     Betelligungs KG Nr. 2. This filing made by SVE Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Betelligungs KG Nr. 2 shall not be deemed an admission that it is, for purposes of Section 16 or otherwise, the benficial owner of all the equity securities covered by the statement.

(5) Shares held by SVE Star Ventures Enterprises No. VII. This filing made by SVE Star Ventures Enterprises No. VII shall not be deemed an admission that it is, for purposes of Section 16 or otherwise, the beneficial owner of all the equity securities covered by the statement.

(6)  Warrant held by SVE Star Ventures Enterprises No. VII.

(7)  Warrant held by SVE Star Ventures Enterprises No. VII.



SVM Star Ventures Management GmbH No.3
By: /s/Meir Barel                                                2/1/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION
                     SVM Star Ventures Management GmbH No. 3
                                Possartstrasse 9
                                     D-81679
                                 Munich, Germany
               Date of Event Requiring Statement: February 1, 2000
   Issuer Name and Ticker Symbol: Telaxis Communications Corporation ("TLXS")

Name:                      Dr. Meir Barel
Address:                   c/o SVM Star Ventures Management GmbH No. 3
                           Possartstrasse 9
                           D-81679 Munich
                           Germany

Designated Filer:          SVM Star Ventures Management GmbH No. 3

Issuer & Ticker
Symbol:                    Telaxis Communications Corporation (TLXS)

Date of Event
Requiring Statement:       February 1, 2000


/s/Meir Barel
---------------------------------
Dr. Meir Barel